July 25, 2008

VIA EDGAR
To whom it may concern
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Form N-SAR
Sentinel Group Funds, Inc.; File No 811-00214

To Whom it may concern:

On July 24, 2008 Sentinel Group Funds, Inc. (File no. 811-00214) inadvertently filed Form NT-NCSR-A during an attempt to file Form N-SAR-A. After speaking with Heather in the N-SAR department of EDGAR we were informed that it was not necessary to withdrawal the NT-NCSR-A filing, as it would be understood that the filing is simply inaccurate.

We have since filed the N-SAR under the correct form as it is our understanding that this is all that needs to be done in order to remedy this situation. Please accept this correspondence as confirmation of the conversation held with
Heather and as confirmation that the NT-NCSR-A filed by Sentinel Group Funds, Inc. on July 24, 2008 was an inadvertent filing and not to be considered by your office.

I thank you in advance for your consideration of this matter. Please direct any communications relating to this filing to me at (802) 229-7402.

Very truly yours, /s/ Lindsay E. Staples Lindsay E. Staples Assistant Secretary

Sentinel Group Funds, Inc.                    One National Life Drive               Montpelier,VT05604